The Dunham Funds

October 16, 2014

U.S. Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549

Re:	Dunham Funds (CIK No. 0001420040, 1933 Act File No. 333-147999 and 1940 Act File No. 811-22153) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

     The Dunham Funds, a registered investment company (the “Trust”), has determined that the amendment filed pursuant to Rule 485(a) on the Trust’s behalf on September 5, 2014 (accession number 0000910472-14-004002) (the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

     Please direct any questions concerning this letter to Tanya L. Goins, of Thompson Hine LLP, counsel to the Trust at (202) 973-2722.

Very truly yours,
/s/ James R. Colantino
James R. Colantino
Assistant Treasurer

cc:	Jeff Foor, Securities and Exchange Commission